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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of September 2004
                 Material Change Report dated September 15, 2004

                                  ------------

                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
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             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
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Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:       Form 20-F         40-F     X
                                                    ------       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes:         No:    X
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                             MATERIAL CHANGE REPORT

                                  Form 51-102F3


ITEM 1.  NAME AND ADDRESS OF COMPANY

         ID Biomedical Corporation (the "Company")
         1630 Waterfront Center
         200 Burrard Street
         Vancouver, BC
         V6C 3L6

         Telephone:        (604)  431-9314
         Fax:              (604)  431-9378


ITEM 2.  DATE OF MATERIAL CHANGE

         September 9, 2004.

ITEM 3.  NEWS RELEASE

         A press release was issued by the Company on September 9, 2004 at Vancouver, British Columbia.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         The Company announced that its previously announced purchase of the vaccine business of Shire BioChem Inc. ("Shire") had been completed.


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE


         On September 9, 2004, the Company announced that it had closed the previously announced purchase of Shire's vaccines business.

         KEY TERMS OF THE TRANSACTION

         The total consideration payable by the Company in connection with the transaction was US$120 million of which US$60 million is payable in cash in two equal installments. One installment was paid at closing and the other will be paid on the first anniversary of closing of the transaction.

         The remaining US$60 million was paid through the issuance of 4,931,864 subscription receipts to acquire common shares of the Company for no additional consideration. If the Company completes one or more cash offerings within 22 months after closing, Shire may elect to exchange all or part of its subscription receipts for up to US$60 million cash. Under the terms of the agreement, the Company is required to reimburse Shire for the net cost of operating the vaccines business from June 30, 2004 until closing.


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         As part of the transaction, Shire has provided the Company with a loan facility of up to US$100 million, which can be drawn down over the next 4 years. This facility can be used by the Company to fund development of injectable flu and pipeline products within the vaccines business acquired from Shire. This loan will be repayable out of income generated by the Company on future non-Canadian injectable flu and other pipeline sales, subject to certain minimum annual repayments in respect of US$30 million of the drawings.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  EXECUTIVE OFFICER

         For further information please contact:

         Name:             Todd R. Patrick
         Title:            President
         Telephone:        (425) 482-2601

ITEM 9.  DATE OF REPORT

         September 15, 2004.


                                      -2-


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation




                                      By: /s/ Anthony F. Holler
                                         ---------------------------------------

                                      Anthony F. Holler, Chief Executive Officer

Date: September 16, 2004